UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cache, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127150308

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150308 13D Page 2 of 8 Pages
1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 415,680 (1)
	8.	Shared Voting Power 2,203,749 (1)
	9.	Sole Dispositive Power 415,680 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) PN

(1)	Each of the sole voting power, sole dispositive power and aggregate beneficial ownership reported represents 415,680 shares directly held by Mill Road Capital, L.P. (the “Mill Road Fund”). The shared voting power reported represents 2,203,749 shares directly held by MFP Partners, L.P., a Delaware limited partnership (“MFP”), as of March 13, 2013 that the Mill Road Fund may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement (the “Voting Agreement”) dated as of February 5, 2013 by and among Cache, Inc., the Mill Road Fund and MFP and the Investment Agreement (the “Investment Agreement”) dated as of the same date by and among Cache, Inc., the Mill Road Fund, MFP and Jay Margolis, as amended to date. Except to the extent that the Mill Road Fund may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Mill Road Fund that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 127150308 13D Page 3 of 8 Pages
1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 415,680 (1)
	8.	Shared Voting Power 2,203,749 (1)
	9.	Sole Dispositive Power 415,680 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) OO

(1)	Each of the sole voting power, sole dispositive power and aggregate beneficial ownership reported represents shares directly held by the Mill Road Fund, of which Mill Road Capital GP LLC (the “Mill Road GP”) is the sole general partner and, as such, has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares. The shared voting power reported represents 2,203,749 shares directly held by MFP as of March 13, 2013 that the Mill Road GP may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement and the Investment Agreement. Except to the extent that the Mill Road GP may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Mill Road GP that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 127150308 13D Page 4 of 8 Pages
1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,619,429 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 415,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) IN

(1)	The shared voting power reported includes, and each of the shared dispositive power and aggregate beneficial ownership reported represents, 415,680 shares directly held by the Mill Road Fund. Mr. Lynch is a management committee director of the Mill Road GP and has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Mill Road GP and the Mill Road Fund. The shared voting power reported also includes 2,203,749 shares directly held by MFP as of March 13, 2013 that Mr. Lynch may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement and the Investment Agreement. Except to the extent that Mr. Lynch may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Lynch that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 127150308 13D Page 5 of 8 Pages
1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,619,429 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 415,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) IN

(1)	The shared voting power reported includes, and each of the shared dispositive power and aggregate beneficial ownership reported represents, 415,680 shares directly held by the Mill Road Fund. Mr. Scharfman is a management committee director of the Mill Road GP and has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Mill Road GP and the Mill Road Fund. The shared voting power reported also includes 2,203,749 shares directly held by MFP as of March 13, 2013 that Mr. Scharfman may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement and the Investment Agreement. Except to the extent that Mr. Scharfman may be so deemed to have the shared power to vote (or direct the vote of) these 2,203,749 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Scharfman that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 127150308	Page 6 of 8 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value per share, of Cache, Inc., a Florida corporation, filed by the undersigned on February 15, 2013 (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 4 of the Schedule 13D is hereby amended by adding the following paragraph after its sixth paragraph:

‘On March 12, 2013, the Issuer and the Investors amended the Investment Agreement by entering into Amendment No. 1 to Investment Agreement (the “IA Amendment”). The following summary of certain terms of the IA Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the IA Amendment, which is attached hereto as Exhibit 7 and incorporated by reference into this Item 4. The IA Amendment makes explicit that the ratio of the number of rights to be distributed per share of Common Stock in the rights offering (or the “rights ratio”) shall be determined by dividing the maximum number of shares issuable in the rights offering (4,848,484) by the number of shares of issued and outstanding Common Stock as of the rights offering’s record date. Currently, it is expected that there will be 13,380,366 shares of Common Stock issued and outstanding on the record date and, as a result, that the rights ratio will be approximately .362. The rights ratio of approximately .374 initially reported in this Schedule 13D was determined assuming that there would be 12,950,810 shares of Common Stock issued and outstanding on the record date.’

2.	The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,380,366 shares of Common Stock issued and outstanding as of March 11, 2013, as represented to by the Issuer in the IA Amendment. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 13, 2013, unless otherwise indicated.’

3.	The third and fourth paragraphs of Item 5(a, b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

‘Accordingly, each of the Reporting Persons beneficially own an aggregate of 415,680 shares of Common Stock, or approximately 3.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 415,680 shares of Common Stock, or approximately 3.1% of the outstanding shares of Common Stock.

In addition, if the Reporting Persons are deemed to have the shared power to vote (or direct the vote of) the 2,203,749 shares of Common Stock directly held by MFP as of March 13, 2013, each of the Reporting Persons would be deemed to beneficially own an additional 2,203,749 shares of Common Stock, or approximately an additional 16.5% of the outstanding shares of Common Stock, and the Reporting Persons would beneficially own, in the aggregate, an additional 2,203,749 shares of Common Stock, or

CUSIP No. 127150308	Page 7 of 8 Pages

approximately an additional 16.5% of the outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that such Reporting Person is the beneficial owner of any such additional shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.’

4.	Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘Except as disclosed herein with respect to the IA Amendment, no Reporting Person effected any transaction in the shares of Common Stock from February 16, 2013 (the day after the initial filing of this Schedule 13D) to March 13, 2013.’

5.	The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘On February 5, 2013, the Mill Road Fund entered into the Voting Agreement and the Investment Agreement and, upon the closing of the rights offering described in Item 4, the Mill Road Fund will enter into the Registration Rights Agreement. On March 12, 2013, the Mill Road Fund entered into the IA Amendment. Each of these agreements is described in Item 4, the entirety of which is incorporated by reference into this Item 6.’

6.	Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

‘Exhibit 7 Amendment No. 1 to Investment Agreement dated as of March 12, 2013 by and among Cache, Inc., Mill Road Capital, L.P., MFP Partners, L.P. and Jay Margolis (incorporated by reference to Exhibit 10.15 attached to the annual report on Form 10-K filed by Cache, Inc. on March 12, 2013)’

[signature pages follow]

CUSIP No. 127150308	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 13, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its general partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact